Exhibit 99.1

Purple Biotech Announces Exercise of Warrants for $2 Million Gross Proceeds

REHOVOT, Israel, July 01, 2024 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance, today announced that it has entered into definitive agreements for the exercise of certain existing warrants to purchase an aggregate of 5,633,509 American Depositary Shares (ADSs), each representing 10 ordinary shares, having original exercise prices ranging from $1.25 to $20.00 per ADS, originally issued by Purple Biotech in October 2023, June 2020, January 2019 and June 2018, at a reduced exercise price of $0.36 per ADS. The issuance and/or resale of the ADSs issuable upon exercise of the existing warrants, as applicable, are registered pursuant to effective registration statements on Form F-3 (File Nos. 333-268710, 333-235327 and 333-215037). The offering is expected to close on or about July 2, 2024, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the existing warrants for cash, the Company will issue new unregistered Series A-1 warrants to purchase up to an aggregate of 4,979,383 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 6,287,635 ADSs. The new warrants will be immediately exercisable at an exercise price of $0.40 per ADS. The Series A-1 warrants will have a term of five years from the issuance date and the Series A-2 warrants will have a term of twenty-four months from the issuance date.

The gross proceeds to the Company from the exercise of the existing warrants are expected to be approximately $2 million, prior to deducting placement agent fees and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering to fund the development of its oncology therapeutic candidates and for general working capital and corporate purposes.

The new warrants described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the ADSs issuable upon exercise of the new warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the new warrants issued in the private placement and the ADSs issuable upon the exercise of the new warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the ADSs issuable upon the exercise of the new warrants.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study is being concluded and a Phase 2 study of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) is planned. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company is also advancing a preclinical platform of conditionally-activated tri-specific antibodies that engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering and the anticipated use of proceeds therefrom as well as statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: market and other conditions; the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; final results from clinical studies, including our NT219 and CM24 studies, may vary from the interim analysis, our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2023 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima
Chief Financial Officer
IR@purple-biotech.com